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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 1999

                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

          Form 20-F       X                 Form 40-F
                        -----                            -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

          Yes                               No            X
                        -----                           -----

On November 9, 1999, Sparkling Spring Water Group Limited issued a press release announcing agreement to acquire Misty Mountain Water.

On November 12, 1999, Sparkling Spring Water Group Limited issued a press release announcing record third quarter revenue and EBITDA.

Exhibit I - Press release dated November 9, 1999 announcing agreement to acquire Misty Mountain Water.
Exhibit II - Press release dated November 12, 1999 announcing record third quarter revenue and EBITDA.

                           SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Sparkling Spring Water Group Limited

                             By:
                                       -----------------------------------------
                             Name:     David M. Arnold
                             Title:    Vice President Finance, Treasurer

Date:    November 16, 1999

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                                                                   EXHIBIT I

     PRESS RELEASE (For Immediate Release)                  November 9, 1999

                     SPARKLING SPRING WATER GROUP ANNOUNCES
                    AGREEMENT TO ACQUIRE MISTY MOUNTAIN WATER

DARTMOUTH, N. S. -- Sparkling Spring Water Group Limited is pleased to announce that it has signed an Agreement to acquire the Misty Mountain Water business from Baxter Foods Limited. Baxter Foods is a leading dairy in Atlantic Canada. Misty Mountain Water serves approximately 3,000 customers, primarily in the New Brunswick and Nova Scotia markets.

According to Stewart Allen, Sparkling Spring's President, "Misty Mountain, with its reputation for excellent quality and service, is a welcome addition to the Sparkling Spring Water Group of Companies. While focusing on improving cash flow and maintaining its leading market positions, Sparkling Spring continues to augment its strong internal growth with strategic acquisitions."

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The Company expects to close the transaction in late November.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations and labor relations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax

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                                                                  EXHIBIT II

PRESS RELEASE (For Immediate Release)                       November 12, 1999

              SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES RECORD
                        THIRD QUARTER REVENUE AND EBITDA
                          (ALL CURRENCY AMOUNTS IN US$)

DARTMOUTH, N.S. -- Sparkling Spring Water Group Limited announced third quarter revenues of $17.7 million up 7.5% from the third quarter of 1998. EBITDA for the quarter was $5.2 million up 7.1% from the 1998 period. The Company recorded a net loss of approximately $1 million and comprehensive income for the quarter of $0.2 million.

The Company's improved operating results in the quarter were driven by an increase in its home and office water business that achieved a 13.4% increase in water revenues from 1998 third quarter on a unit volume increase of 8.7%. Adjusted for acquisitions and currency exchange rate differentials, home and office water revenue increased approximately 12% and total revenue increased by 6% as small pack case sales and other revenue were down slightly from the previous year. The EBITDA margin in the third quarter remained approximately equal to the 1998 period at 29.4% due to a lower gross profit margin that was negatively impacted by start-up expenses at the Company's new plant in Vancouver, B. C. caused by delays in delivery of equipment and line inefficiencies. Selling, delivery and administrative expenditures decreased as a percentage of revenue by 1.2% in the quarter to 51.0% from 52.2% in the 1998 third quarter.

"I am pleased with the third quarter and nine month results. They reflect continued growth and improvement over the prior years results." said Mr. Stewart E. Allen, President.

For the nine months ending September 30th, revenues were $48.2 million and EBITDA was $13.6 million, up 13% and 15% respectively from the 1998 period. Interest expense was $8.8 million up $2.8 million from 1998 with $2 million of this increase coming from a reduced gain on the Company's currency swaps and the balance from higher borrowing levels due to acquisitions and capital expenditures since the beginning of 1998. For the nine months ended September 30, 1999, the EBITDA margin improved to 28.2%, an increase of 0.5% over the 1998 period. Declines in the currency exchange rates of the Pound Sterling and Canadian Dollar reduced 1999 year-to-date revenue and EBITDA by approximately $0.8 million and $0.3 million or by 1.8% and 2.3% respectively. During the first nine months of 1999 the Company's customer base grew by 6.0% to approximately 158,000 from an adjusted base of 149,000 at December 31, 1998.

The Company also announced that it had recently purchased $1.9 million in face value of its subordinated notes outstanding for $1.5 million utilizing the bank credit facility available for that purpose. This completes the buyback previously authorized by its Board of Directors. The Company expects to record an extraordinary gain of approximately $175,000 net of applicable taxes in the fourth quarter as a result of the repurchase and retirement of these bonds.

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                                        2

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, and in the United States "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations and labor relations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
P. O. Box 1415
Edwards, CO. 81632
970-926-4826
Fax:  970-926-4827